B.A.T CAPITAL CORPORATION

Pricing Term Sheet

$3,500,000,000

$1,000,000,000 2.789% Notes due 2024

$1,000,000,000 3.215% Notes due 2026

$500,000,000 3.462% Notes due 2029

$1,000,000,000 4.758% Notes due 2049

September 3, 2019

Issuer:	B.A.T Capital Corporation

Guarantors:	British American Tobacco p.l.c. B.A.T. International Finance p.l.c. B.A.T. Netherlands Finance B.V. Reynolds American Inc.

Security Title:

2.789% Notes due 2024 (the “2024 Notes”)

3.215% Notes due 2026 (the “2026 Notes”)

3.462% Notes due 2029 (the “2029 Notes”)

4.758% Notes due 2049 (the “2049 Notes” and, together with the 2024 Notes, the 2026 Notes and the 2029 Notes, the “Notes”)

Ranking:	Senior and Unsubordinated

Form:	SEC-Registered Global Notes

Principal Amount:	$1,000,000,000 for the 2024 Notes $1,000,000,000 for the 2026 Notes $500,000,000 for the 2029 Notes $1,000,000,000 for the 2049 Notes

Maturity Date:	September 6, 2024 for the 2024 Notes September 6, 2026 for the 2026 Notes September 6, 2029 for the 2029 Notes September 6, 2049 for the 2049 Notes

Interest Rate:	2.789% per annum for the 2024 Notes 3.215% per annum for the 2026 Notes 3.462% per annum for the 2029 Notes 4.758% per annum for the 2049 Notes

Benchmark Treasury:	1.250% due August 31, 2024 for the 2024 Notes 1.375% due August 31, 2026 for the 2026 Notes 1.625% due August 15, 2029 for the 2029 Notes 2.875% due May 15, 2049 for the 2049 Notes

Benchmark Treasury Price and Yield:	99-181⁄4 / 1.339% for the 2024 Notes 99-23+ / 1.415% for the 2026 Notes 101-16 / 1.462% for the 2029 Notes 120-18 / 1.958% for the 2049 Notes

Spread to Benchmark Treasury:	+145 bps for the 2024 Notes +180 bps for the 2026 Notes +200 bps for the 2029 Notes +280 bps for the 2049 Notes

Yield to Maturity:	2.789% for the 2024 Notes 3.215% for the 2026 Notes 3.462% for the 2029 Notes 4.758% for the 2049 Notes

Day Count Convention:	30/360 (or, in the case of an incomplete month, the number of days elapsed)

Business Day Convention:	Following, Unadjusted

Price to Public:	100.000% for the 2024 Notes 100.000% for the 2026 Notes 100.000% for the 2029 Notes 100.000% for the 2049 Notes

Net proceeds to Issuer (before Expenses):	$996,500,000 for the 2024 Notes $996,000,000 for the 2026 Notes $497,750,000 for the 2029 Notes $991,250,000 for the 2049 Notes

Expense Reimbursement:	The underwriters have agreed to reimburse the Issuer $2,500,000 for certain fees and expenses relating to the offering.

Interest Payment Dates:	March 6 and September 6 of each year, beginning on March 6, 2020

Interest Payment Record Dates:	The close of business on the fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Optional Redemption:

The Issuer may redeem the Notes in whole or in part, at its option, at any time and from time to time before the applicable Par Call Date (as set out in the table below) at a redemption price equal to the greater of (x) 100% of the principal amount of the series of Notes to be redeemed and (y) the sum of the present values of the applicable Remaining Scheduled Payments (as defined in the Prospectus) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed) at the Treasury Rate (as defined in the Prospectus), plus the applicable Make-Whole Spread (as set out in the table below) together with accrued and unpaid interest on the principal amount of the series of Notes to be redeemed to, but excluding, the date of redemption.

The Issuer may redeem a series of the Notes on or after the applicable Par Call Date at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

	Series	Par Call Date	Make-Whole Spread
	2024 Notes	August 6, 2024	25 basis points
	2026 Notes	July 6, 2026	30 basis points
	2029 Notes	June 6, 2029	30 basis points
	2049 Notes	March 6, 2049	45 basis points

Trade Date:	September 3, 2019

Expected Settlement Date:	September 6, 2019 (T+3)

Expected Ratings:	Baa2 (Moody’s) / BBB+ (S&P)

CUSIP:	05526D BG9 for the 2024 Notes 05526D BJ3 for the 2026 Notes 05526D BH7 for the 2029 Notes 05526D BK0 for the 2049 Notes

ISIN:	US05526DBG97 for the 2024 Notes US05526DBJ37 for the 2026 Notes US05526DBH70 for the 2029 Notes US05526DBK00 for the 2049 Notes

Governing Law:	State of New York

Listing and Trading:	Application will be made to list the Notes on the New York Stock Exchange. No assurance can be given that such application will be granted.

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:

Bank of China Limited, London Branch

BBVA Securities Inc.

Commerz Markets LLC

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Mizuho Securities USA LLC

NatWest Markets Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

UniCredit Capital Markets LLC

Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

It is expected that delivery of the Notes will be made against payment therefor on or about September 6, 2019, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the securities initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

The Issuer and the Guarantors have filed a registration statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Issuer and the Guarantors have filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the Offering will arrange to send you the Prospectus if you request it by calling BofA Securities, Inc. toll-free at +1 800 294 1322, Barclays Capital Inc. toll-free at +1 888 603 5847, Citigroup Global Markets Inc. toll-free at +1 800 831 9146, Deutsche Bank Securities Inc. toll-free at +1 800 503 4611, or HSBC Securities (USA) Inc. toll-free at +1 866 811 8049.

This Pricing Term Sheet is only being distributed to and is only directed at persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom, or “FSMA”) in connection with the issue or sale of any Notes may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this Pricing Term Sheet, the recipient warrants and acknowledges that it is such a relevant person. The Notes are available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. No part of this Pricing Term Sheet should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the Issuer. The Notes are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.

Prohibition of sales to European Economic Area (“EEA”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”), (ii) a customer within the meaning of Directive 2002/92/EC (as amended or superseded), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Directive 2003/71/EC and any relevant implementing measure in each member state of the EEA. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the debt securities described in the attached prospectus supplement or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling such debt securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

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